Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
November 14, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On November 9, 2016, CoinDesk published an article, the full text of which appears below. The article was not prepared or reviewed by the Company, any of its affiliates or any offering participant prior to publication. None of the Company, its affiliates, or any offering participant made any payment or gave any consideration to CoinDesk in connection with the article.

The statements in the article do not qualify any of the information, including the risk factors, set forth in the Registration Statement.  Statements in the article that are not attributed directly to a Company spokesperson represent the author’s or others’ views and are not endorsed or adopted by the Company or any offering participant.  Statements in the article that are attributed directly to a Company spokesperson were not intended and should not be considered as offering material, and statements in the article that are attributed to an unidentified senior Company executive are disclaimed entirely.  Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disclaims any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement.  The Company specifically disclaims all statements in the article about the Company’s motives for anything, all statements in the article about the effects of any offering the Company may make, all statements about any securities the Company may offer, and all statements about moving “Overstock’s issued shares onto the tØ blockchain.” Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement. You should rely solely on the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein, in evaluating any offer the Company may make.

Full Text of the CoinDesk Article

Overstock’s Blockchain and the War Against Naked Shorting

Jacob Dienelt (@jakedienelt) | Published on November 9, 2016 at 13:30 GMT	Opinion

Sometimes called the “Pariah of Wall Street”, Overstock CEO Patrick Byrne has spent decades fighting against a suspect practice known as “naked short selling”.

Naked short selling, or a naked short, occurs when a trader sells a share of stock without first procuring a “borrow” – an assurance that the shares are available to be delivered. This can lead to more shares being shorted than can actually be delivered to the buyers.

Banks could leave these unsecured shares short, as record systems are opaque, and despite risking severe penalties, the banks are not always completely honest.

During the financial meltdown of 2008-2009, naked shorting came into focus, and as a result, selling short bank shares was banned. The Salt Lake Tribune summed up the change in an article that later stated: “These days, when people talk of Byrne, the word ‘vindication’ comes up a lot.”

But, Byrne wants more than vindication – he wants to win.

Byrne is a remarkable man. A doctor of philosophy, a Marshall scholar, a savant who can remember the order of a deck of cards years after seeing them, Mr Byrne has made it a personal mission to end naked shorting.

Surviving three bouts with cancer, several clinical deaths and recently returning from an “indefinite leave of absence” due to complications from Hepatitis C, it is clear – nothing will deter him.

If Byrne could find a way to expose what was hidden by the opacity of the legacy system, shorts would panic as they would be forced to immediately cover. The naked shorting Byrne has railed about would come to light.

Overstock could rally in a manner reminiscent of Volvo when Porsche made a takeover bid and several hedge funds were caught short. The resulting short squeeze briefly made Volvo the most valuable company in the world.

At Money 2020, Byrne took the stage last month and announced his solution to the shorting problem.

Overstock will issue a special rights offering for preferred shares of stock on Overstock’s own transparent blockchain platform, tØ, a subsidiary of their blockchain investment holding corporation, Medici.

Notably, a week after the Money 20/20 announcement, Overstock delivered a mammoth quarter and jumped 15%.

Exposing the cheaters

Why the interest? Overstock’s blockchain does exactly what blockchains do best – stop people from cheating.

Blockchains are shared ledgers designed for a specific purpose: transparency. Naked shorting is impossible on Byrne’s tØ as an “unborrowed” short would be easily identified.

When a special rights offering is made, shares are tendered to establish a record of ownership. For a period of time, these shares go “in the box” and cannot be moved.

While Byrne has long fought the battle against naked shorting, there may be more to this move. The offering documents are not yet public, but when the shares come “out of the box”, they could be reassigned to Overstock’s broker dealer. Further, Overstock itself could change its corporate registration to the in-development Delaware blockchain.

This option, which will likely be available this spring, would give back title in shares to shareholders instead of the DTCC. Byrne, as the largest single shareholder of Overstock, likely wants to wrest back title to all of his shares – not just those impacted by the rights offering.

If he’s been fully vindicated, reclaiming title surely is his next goal.

Knock-on effects

The rights offering is for 1 million shares of preferred stock and an equal tranche of common stock – bringing the offering to 2 million shares. After the announcement, a senior Overstock executive speculated that they may see an 80% shareholder acceptance rate – that would be 1.6 million shares, or about 6.3% of the float.

If Byrne manages to move all of Overstock’s issued shares onto the tØ blockchain, and it turns out there are naked shorts, it will be hard to predict what will happen.

Even if shares return to the regular system after the offering, Overstock could later decide to do a 95% rights offering – boxing in more than the even reported available float.

This would make Byrne and Overstock holders happy and could also have interesting knock on consequences. For example, the banks’ most important customers (public companies) might demand that the trading of their shares be moved to transparent ledgers.

In this way, buying shares of Overstock could well prove to be the best way to profit from blockchain technology without buying cryptocurrency.

Disclaimer: The views expressed in this article are those of the author and do not necessarily represent the views of, and should not be attributed to, CoinDesk.

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.